UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President – Executive Officer / CFO

April 18, 2008

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda
President & CEO
Head Office:	1-5-5 Otemachi,
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)

Announcement Regarding Redemption of “Non-dilutive” Preferred Securities

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that its Board of Directors resolved on April 18, 2008 to redeem in full preferred securities issued by our group’s overseas special purpose subsidiaries as described below.

1. Summary overview of Preferred Securities to be redeemed

[Preferred Securities issued by overseas special purpose subsidiaries of MHFG]

Issuer	Mizuho Preferred Capital (Cayman) 5 Limited	Mizuho Preferred Capital (Cayman) 6 Limited	Mizuho Preferred Capital (Cayman) 7 Limited

Type of securities	Non-cumulative Perpetual Preferred Securities	Non-cumulative Perpetual Preferred Securities	Non-cumulative Perpetual Preferred Securities

Mandatory redemption date	None	None	None

Optional redemption	Optionally redeemable on each dividend payment date falling in or after June 2008	Optionally redeemable on each dividend payment date falling in or after June 2008	Optionally redeemable on each dividend payment date falling in or after June 2008

Dividends	Floating dividend rate	Floating dividend rate	Floating dividend rate

Total amount issued	JPY 45.5 billion	Series A JPY 19.5 billion Series B JPY 2.5 billion	JPY 51.0 billion

Issue date	August 9, 2002	Series A August 9, 2002 Series B August 30, 2002	August 30, 2002

Aggregate redemption amount	JPY 45.5 billion	Series A JPY 19.5 billion Series B JPY 2.5 billion	JPY 51.0 billion

[Preferred Securities issued by overseas special purpose subsidiaries of Mizuho Corporate Bank, Ltd.]

Issuer	Mizuho Preferred Capital Company L.L.C.	Mizuho JGB Investment L.L.C.

Type of securities	Non-cumulative Perpetual Preferred Securities	Non-cumulative Perpetual Preferred Securities

Mandatory redemption date	None	None

Optional redemption	Optionally redeemable on each dividend payment date falling in or after June 2008	Optionally redeemable on each dividend payment date falling in or after June 2008

Dividends	Fixed dividend rate for the first ten years	Fixed dividend rate for the first ten years

Total amount issued	US$ 1 billion	US$ 1.6 billion

Issue date	February 23, 1998	March 16, 1998

Aggregate redemption amount	US$ 1 billion	US$ 1.6 billion

2. Scheduled redemption date

June 30, 2008 (Mon)

[Reference] Plans for future capital management

We started to repurchase and cancel our own shares (common shares) in the first half of fiscal 2007 for the purpose of, among other things, offsetting the potential dilutive effects, considering the possibility that the number of issued and outstanding shares of our common stock will increase after the commencement of the conversion period (from July 1, 2008) of the Eleventh Series Class XI Preferred Stock (the “convertible preferred stock issued to the private sector”, 943.7 billion yen in aggregate issue amount)*. As we explained in our other disclosures, including the announcement titled “Announcement Regarding Repurchase of Own Shares (Common Shares)” dated May 22, 2007, we will continue to address the potential dilutive effects in relation to the convertible preferred stock issued to the private sector even after the redemption of the aforementioned non-dilutive preferred debt securities, aiming to complete the process in about two years, by establishing additional repurchase limits and repurchasing and canceling our own shares based on market conditions, our earning trends and other factors.

(*) Regarding the ownership of the convertible preferred stock issued to the private sector, “securities companies” and “foreign investors” in aggregate accounted for approximately 25% (in terms of the number of the issued and outstanding shares) of the 943.7 billion yen in aggregate issue amount, as recorded in the list of shareholders as of the end of March 2008.

(Additional information regarding the breakdown of the ownership of our common and preferred stocks will be disclosed in the relevant section of the “Yukashoken-Houkokusho”, or the annual securities report which will be filed in June 2008 under the Financial Instruments and Exchange Law in Japan.)

Contact:	Mizuho Financial Group, Inc.,
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to the redemption of “non-dilutive” preferred securities and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

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